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                                                                  Exhibit 99.5

Contact:
Janet Smith
FairMarket, Inc.
781-376-5600
janet.smith@fairmarket.com

FOR IMMEDIATE RELEASE

                FAIRMARKET, INC. ANNOUNCES SECOND QUARTER RESULTS

WOBURN, MASS., JULY 31, 2002 -- FairMarket, Inc. (Nasdaq: FAIM), a provider of private-label, Internet-based marketing and commerce solutions that incorporate dynamic pricing, today announced financial results for its second quarter ended June 30, 2002. For the second quarter of 2002, FairMarket reported revenue of $1,346,000, an increase of 2.6% compared to revenue of $1,311,000 in the first quarter of 2002 and a decrease of 51.5% compared to revenue of $2,773,000 in the second quarter of 2001.

During the second quarter of 2002, the company recorded a one-time charge of $114,200 against revenue to reflect the amount by which the fair value of the shares of FairMarket's Series B convertible preferred stock issued to eBay Inc. in May 2002 exceeded the amount invested by eBay in FairMarket. The effect was to reduce revenue for the second quarter from approximately $1,460,000 to approximately $1,346,000 and to increase the net loss for the second quarter by $114,200. This one-time charge was made in accordance with the Emerging Issues Task Force Issue 01-09, ACCOUNTING FOR CONSIDERATION GIVEN BY A VENDOR TO A CUSTOMER OR RESELLER OF THE VENDOR'S PRODUCTS, which requires that companies report non-cash stock compensation to customers as a reduction in revenue.

Net loss for the second quarter of 2002 was $7.2 million, or $(0.25) per share, compared to a net loss of $11.8 million, or $(0.41) per share, for the first quarter of 2002 and a net loss of $12.7 million, or $(0.44) per share, for the second quarter of 2001.

Net loss before equity-related charges for the second quarter of 2002 was $2.9 million, or $(0.10) per share, compared to $7.4 million, or $(0.25) per share, for the first quarter of 2002 and $6.5 million, or $(0.22) per share, for the second quarter of 2001. Equity-related charges of $4.3 million for the second quarter of 2002 and $4.5 million for the first quarter of 2002 consist of the amortization of (i) deferred stock compensation resulting from the grant of stock options to employees at exercise prices subsequently deemed to be less than the fair value of the common stock on the grant date and (ii) the fair value of warrants issued to strategic customers and shares of Series D convertible preferred stock issued to strategic customers at prices below their fair value prior to the company's initial public offering.


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The company ended the quarter with 52 customers down from 56 customers at the end of the first quarter of 2002. For the second quarter of 2002, FairMarket's average revenue per customer increased 5.5% to $24,900, from $23,600 for the first quarter of 2002.

The company announced that in late June 2002 it eliminated 18 positions worldwide and relocated its UK data center to the US. The company ended the quarter with approximately 40 employees and recorded a charge of approximately $530,000 in the second quarter of 2002 for the costs related to this restructuring initiative, which amount is included in operating expenses. The company expects to pay substantially all of these costs by the end of the third quarter of 2002. Net loss before equity-related charges and the restructuring charge for the second quarter of 2002 was $2.4 million, or $(0.08) per share. Net loss before equity-related charges and the one time charge of $4.5 million for unutilized office space for the first quarter of 2002 was $2.9 million, or $(0.10) per share.

"We remain focused on revitalizing revenue growth and containing our costs," said Nanda Krish, President and CEO of FairMarket. "We continue to expand our relationship with eBay and broaden our customer loyalty marketing program capabilities. We are excited to be serving as the dynamic loyalty platform for the co-branded site announced by eBay and Continental Airlines in June," Mr. Krish continued. "The strategic investment that eBay made in FairMarket during the quarter is evidence of the ongoing value that we bring to eBay through our dynamic loyalty program capabilities," concluded Krish.

The company stated that it expects third quarter 2002 revenue to be in the range of approximately $1.4 million to $1.6 million and that it expects to achieve its goal of operating cash flow breakeven during the first half of 2003 instead of during 2002 as previously estimated.

The company ended the quarter with cash, cash equivalents and marketable securities totaling approximately $61 million and expects to use cash of approximately $1.5 million in support of operations during the third quarter of 2002.

ABOUT FAIRMARKET, INC.
FairMarket provides private-label, Internet-based marketing and commerce solutions that incorporate dynamic pricing. FairMarket's customers include Dell, CompUSA and SAM'S CLUB. Headquartered in Woburn, Mass., FairMarket also has offices in the U.K. The company can be reached at 800-531-7871 or on the Web at www.fairmarket.com.

FAIRMARKET is a registered service mark, and the FairMarket logo is a service mark, of FairMarket, Inc. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

This press release contains information about future expectations, plans and prospects of FairMarket, Inc. that constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including but not limited to market acceptance of FairMarket's online auction and other e-commerce services; growth of the market for dynamic e-commerce services; the competitive nature of the online markets in which FairMarket operates; economic


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conditions; FairMarket's ability to generate significant revenue to reach profitability; FairMarket's ability to retain existing customers and to obtain new customers; FairMarket's ability to attract and retain qualified personnel; FairMarket's ability to expand its operations in its geographic markets and the currency, regulatory and other risks associated with doing business in international markets; the operation and capacity of FairMarket's network system infrastructure; FairMarket's limited operating history; and the other risks and uncertainties discussed under the heading "Factors that May Affect Results of Operations and Financial Condition" in FairMarket's Annual Report on Form 10-K for the year ended December 31, 2001 and other reports filed by FairMarket from time to time with the Securities and Exchange Commission. FairMarket assumes no obligation to update any of the information included in this press release.

                           - FINANCIAL TABLES FOLLOW -


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                                FAIRMARKET, INC.
                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                                  QUARTER ENDED
                                                                 --------------------------------------------------
                                                                    JUNE 30,         MARCH 31,         JUNE 30,
                                                                 ---------------  ----------------  ---------------
                                                                       2002             2002             2001
STATEMENT OF OPERATIONS DATA (SEE NOTE):
Revenue.......................................................     $       1,346    $       1,311     $       2,773
                                                                 ---------------  ----------------  ---------------
Operating expenses:
     Cost of revenue..........................................             1,018            1,024             1,259
     Sales and marketing......................................               674              634             2,662
     Development and engineering..............................               675              794             1,382
     General and administrative...............................             1,722            2,125             3,075
     Restructuring charges....................................               530               --             1,650
     Unutilized office space charge...........................                --            4,500                --
                                                                 ---------------  ----------------  ---------------
         Total operating expenses.............................             4,619            9,077            10,028
                                                                 ---------------  ----------------  ---------------
Operating loss................................................            (3,273)          (7,766)           (7,255)
     Other income, net........................................               379              405               788
                                                                 ---------------  ----------------  ---------------
Net loss before equity-related charges........................            (2,894)          (7,361)           (6,467)
     Equity-related charges...................................             4,295            4,479             6,244
                                                                 ---------------  ----------------  ---------------
Net loss......................................................            (7,189)         (11,840)          (12,711)
Dividends on preferred stock..................................               (16)              --                --
                                                                 ---------------  ----------------  ---------------
Net loss attributable to common shareholders                      $       (7,205)  $      (11,840)    $     (12,711)
                                                                 ===============  ================  ===============
Basic and diluted net loss per common share before
     equity-related charges...................................     $       (0.10)   $       (0.25)    $       (0.22)
                                                                 ===============  ================  ===============
Shares used in computing basic and diluted net loss per
     common share before equity-related charges...............            29,312           29,157            28,780

Basic and diluted net loss per common share...................     $       (0.25)   $       (0.41)    $       (0.44)
                                                                 ===============  ================  ===============
Shares used in computing basic and diluted net loss per
     common share.............................................            29,312           29,157            28,780



                                                                                   JUNE 30,    MARCH 31,
                                                                                     2002        2002
                                                                                  ----------   ---------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities................................    $61,042     $60,486
Working capital.................................................................     41,864      37,348
Total assets....................................................................     67,107      67,337
Total stockholders' equity......................................................     58,621      61,393



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Note:    Effective in the first quarter of 2002, the Emerging Issues Task Force
         Issue 01-09, ACCOUNTING FOR CONSIDERATION GIVEN BY A VENDOR TO A CUSTOMER OR RESELLER OF THE VENDOR'S PRODUCTS ("EITF 01-09"), requires that companies report non-cash stock compensation to customers as a reduction in revenue, rather than as equity-related charges expense, for all periods presented. As a result, FairMarket reduced revenue by $114,200 for the quarter ended June 30, 2002 to reflect the amount by which the fair value of the shares of FairMarket's Series B convertible preferred stock issued to eBay Inc. in May 2002 exceeded the amount invested by eBay in FairMarket. In addition, FairMarket has reclassified $231,000 previously recorded as revenue as a reduction to non-cash stock compensation for the quarter ended June 30, 2001, in connection with its agreement with Microsoft Corporation and its former agreements with At Home Corporation (formerly known as Excite, Inc.). The adoption of EITF 01-09 did not have any effect on FairMarket's reported results for the quarter ended March 31, 2002.


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